FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

The documents attached as exhibits 1.1 and 1.2 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on August 11, 2008 (No. 333-152937).

The Registrant is filing material documents not previously filed.

The following documents are filed as part of this Form 6-K:

Exhibits	Description
Exhibit 1.1	Form of Underwriting Agreement among Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and the Registrant.

Exhibit 1.2	Form of Underwriting Agreement among Credit Suisse Securities (USA) LLC, Credit Suisse International, Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International plc and the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 14, 2008

Exhibit 1.1

EXECUTION VERSION

CHINA MEDICAL TECHNOLOGIES, INC.

(A company incorporated under

the laws of the Cayman Islands)

4.00% Convertible Senior Notes due 2013

UNDERWRITING AGREEMENT

Dated: August 12, 2008

CHINA MEDICAL TECHNOLOGIES, INC.

(A company incorporated

under the laws of the Cayman Islands)

$240,000,000

4.00% Convertible Senior Notes due 2013

UNDERWRITING AGREEMENT

August 12, 2008

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Ladies and Gentlemen:

China Medical Technologies, Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), confirms its agreement with Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (each an “Underwriter” and together, “the Underwriters”), with respect to (i) the issue and sale by the Company and the purchase by the several Underwriters of $240,000,000 aggregate principal amount of the Company’s 4.00% Convertible Senior Notes due 2013 (the “Initial Securities”) and (ii) the grant by the Company to the Underwriters of the option described in Section 2(b) hereof to purchase all or any part of an additional $36,000,000 aggregate principal amount of the Company’s 4.00% Convertible Senior Notes due 2013 (the “Option Securities” and together with the Initial Securities, the “Securities”). The Securities are to be issued pursuant to an indenture to be dated as of August 11, 2008, between the Company and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of August 15, 2008 between the Company and the Trustee, relating to the Securities (the “Indenture”). Securities issued in book-entry form will be issued to Cede & Co. as nominee of The Depository Trust Company (“DTC”).

The Securities are convertible, subject to certain conditions as described in the Prospectus (as defined below), at any time prior to maturity (unless previously purchased) into American Depositary Shares (“ADSs”), each of which represents ten of the Company’s ordinary shares, par value $0.10 per share (“Ordinary Shares”) in accordance with the terms of the Securities and the Indenture. ADSs to be delivered upon conversion, if any, will be evidenced by book entry in the records of the Depositary (as defined below), against deposit of the underlying Ordinary Shares, pursuant to the Deposit Agreement dated as of August 9, 2005, among the Company, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners from time to time of the ADSs issued thereunder (the “Deposit Agreement”).

The Company has prepared and filed on Form F-3 with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-152937) (including the exhibits thereto and the documents incorporated by reference therein, the “Registration Statement”) relating to the Company’s debt securities (including the Securities), Ordinary Shares and other securities and the offering thereof from time to time in accordance with Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement includes a base prospectus referred to below which, as supplemented from time to time, will be used in connection with offerings of such debt securities, Ordinary Shares and other securities. As provided in Section 3(a), a prospectus supplement specifically relating to the Securities, the terms of the offering thereof and the other matters set forth therein has been prepared and will be filed together with the base prospectus referred to below pursuant to Rule 424 under the 1933 Act (such prospectus supplement, in the form first filed on or after the date hereof pursuant to Rule 424, is herein referred to as the “Prospectus Supplement”). The base prospectus included in the Registration Statement and relating to offerings of debt securities, Ordinary Shares and other securities by the Company under the Registration Statement, as supplemented by the Prospectus Supplement, is herein called the “Prospectus”, except that, if such base prospectus is amended on or prior to the date on which the Prospectus Supplement is first filed pursuant to Rule 424, the term “Prospectus” shall refer to such base prospectus as so amended and as supplemented by the Prospectus Supplement, in either case including the documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”) that are incorporated or deemed incorporated by reference therein. The term “preliminary prospectus” means a preliminary prospectus supplement specifically relating to the Securities, together with the base prospectus and including the documents filed by the Company pursuant to the Exchange Act that are incorporated by reference therein.

The term “free writing prospectus” has the meaning set forth in Rule 405 under the 1933 Act, “Time of Sale Prospectus” means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule B hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the 1933 Act that has been made available without restriction to any person.

Any reference herein to the terms “amendment” or “supplement” with respect to the Registration Statement, the Prospectus, any preliminary prospectus and Time of Sale Prospectus shall be deemed to refer to and include any documents filed with the Commission after the date hereof, the date the Prospectus is filed with the Commission, or the date of such preliminary prospectus, as the case may be, and incorporated or deemed incorporated therein by reference pursuant to Item 6 of Form F-3 under the 1933 Act.

Concurrently with this transaction, the Company proposes to enter into an underwriting agreement with Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and the other parties named therein to sell 4,700,000 ADSs (the “Registered ADS Underwriting Agreement”). The closing of the sales of the Securities pursuant to this Agreement is cross-conditional with the closing of the sales of the securities pursuant to the Registered ADS Underwriting Agreement, and vice versa.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference therein; and all references in this Agreement to amendments or supplements to the Prospectus shall be deemed to mean and include the filing of any document under the 1934 Act, which is incorporated by reference in the Prospectus.

SECTION 1. Representations and Warranties by the Company.

(a) Representations and Warranties. The Company represents and warrants to each Underwriter as of the date hereof and as of the Closing Time referred to in Section 2(c) hereof, and agrees with each Underwriter, as follows:

(i) Effective Registration Statement. (i) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission. The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and the applicable rules and regulations of the Commission thereunder (the “1933 Act Regulations”), and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the applicable rules and regulations of the Commission thereunder (iii) the Time of Sale Prospectus does not, and at the time of each sale of the Securities in connection with the offering of Securities pursuant to this Agreement when the Prospectus is not yet available to prospective purchasers and at the Closing Time (as defined in Section 2(c)), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Prospectus or the Time of Sale Prospectus based upon information relating to any Underwriter or Seller (as defined in the Registered ADS Underwriting Agreement) furnished to the Company in writing by or on behalf of such Underwriter or Seller expressly for use therein.

(ii) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the 1933 Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the Commission in accordance with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic road shows, if any, each furnished to the Underwriters before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(iii) Incorporated Documents. The Prospectus as delivered from time to time shall incorporate by reference the most recent Annual Report of the Company on Form 20-F filed with the Commission. The documents incorporated or deemed to be incorporated by reference in the Prospectus at the time they were or hereafter are filed with or furnished to the Commission complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), and, when read together with the other information in the Prospectus, at the time the Prospectus was issued and at Closing Time, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iv) Independent Accountants. The accountants who audited the financial statements and supporting schedules included in the Registration Statement, the Prospectus and the Time of Sale Prospectus are independent public accountants with respect to the Company and its Subsidiaries (as defined below) within the meaning of the 1933 Act and the 1933 Act Regulations.

(v) Financial Statements. The financial statements, together with the related schedules and notes, included and incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus present fairly the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included and incorporated by reference in the Registration Statement, Prospectus and Time of Sale Prospectus present fairly in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included and incorporated by reference in the Registration Statement, Prospectus and Time of Sale Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included and incorporated by reference in the Registration Statement, Prospectus and Time of Sale Prospectus. The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus.

(vi) Qualification of the Indenture. The Indenture has been duly qualified under the Trust Indenture Act.

(vii) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the Prospectus and the Time of Sale Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the business, properties, condition, financial or otherwise, results of operation or prospects of the Company and its Subsidiaries, (B) there has been no material adverse change that would result in the delisting of the Company’s ADSs from the Nasdaq Global Select Market (“NASDAQ”) (the occurrence of any such effect or any such result described in the foregoing clauses (A) and (B) being referred to herein as a “Material Adverse Effect”), (C) there has not been any obligation, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (D) there has not been any change in the capital stock or outstanding indebtedness of the Company or any Subsidiary, and (E) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(viii) Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Cayman Islands and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(ix) Good Standing of Designated Subsidiaries. The Company has no direct or indirect subsidiaries (as defined in Regulation S-X under the 1933 Act, as amended) other than the entities named in Schedule C hereto (collectively, the “Subsidiaries” and each a “Subsidiary”); the Company owns all of the issued and outstanding equity interest in each Subsidiary; other than its equity interest in each Subsidiary, the Company does not own, directly or indirectly, any shares of stock or other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, joint venture, association or other entity; complete and correct copies of the memorandum and articles of association or other constitutional documents of the Company and each Subsidiary and all amendments thereto have been delivered to you, and no changes therein will be made subsequent to the date hereof and prior to the Initial Closing Time (as defined below) or the Option Closing Time (as defined below); each Subsidiary has been duly incorporated and is validly existing as a limited liability company in good standing under the laws of the jurisdiction of its incorporation, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus; each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the outstanding equity interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company subject to no security interest, other encumbrance or adverse claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligation into equity interests in any Subsidiary are outstanding.

(x) Capitalization.

(A) as of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the section of the Registration Statement, the Prospectus and the Time of Sale Prospectus entitled “Capitalization” under the caption “Actual” and, upon the issuance and sale of the Securities, the Company shall have a validly issued and outstanding capitalization as set forth under the caption “As Adjusted”;

(B) all of the issued and outstanding share capital of the Company have been duly authorized and validly issued, are fully paid and non-assessable, are subject to no security interest, other encumbrance or adverse claims, and have been issued in compliance with all federal and state securities laws and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right;

(C) the Ordinary Shares underlying the ADSs issuable upon conversion of the Securities and such ADSs have been duly and validly authorized and reserved for issuance upon such conversion by all necessary corporate action of the Company;

(D) such Ordinary Shares, when issued upon conversion in accordance with the terms of the Securities, will be duly and validly issued, fully paid and non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights;

(E) such ADSs, upon conversion of the Securities and issuance by the Depositary of such ADSs against deposit of the underlying Ordinary Shares in accordance with the Deposit Agreement, will be duly and validly issued, fully paid and non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights, and persons in whose names such ADSs will be registered will acquire valid and unencumbered title to the ADSs and will be entitled to the rights specified in the ADSs and in the Deposit Agreement;

(F) there are no restrictions on transfer of Ordinary Shares or ADSs, as the case may be, under the laws of the Cayman Islands or the State of New York, as the case may be, except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus and subject to the terms and provisions of the Deposit Agreement;

(G) the ADSs, when issued upon conversion of the Securities, will be in due and proper form if issued in certificated form or will otherwise be duly represented by book entry notation in accordance with the Deposit Agreement, and, except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, the holders of such ADSs will not be subject to personal liability by reason of being such holders; and

(H) the share capital of the Company, including the Ordinary Shares underlying the ADSs issuable upon conversion of the Securities and such ADSs, conforms in all material respects to the description thereof contained in the Registration Statement, Prospectus and Time of Sale Prospectus.

(xi) Form F-6 Registration Statement. No stop order of the Commission preventing or suspending the effectiveness of the registration statement on Form F-6 (No. 333-126663) relating to the Company’s ADSs (the “F-6 Registration Statement”) has been issued and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated by the Commission; the F-6 Registration Statement complied as of such effective time, complies and will comply at the Initial Closing Time and any Option Closing Time, and each amendment or supplement thereto, when it is filed with the Commission or becomes effective, as the case may be, will comply, in all material respects, with the applicable requirements of the 1933 Act, and did not, as of such effective time, does not and will not, at the Initial Closing Time and any Optional Closing Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; it is not necessary to amend the F-6 Registration Statement in connection with the offering of the Securities.

(xii) Corporate Power. The Company has full right, power and authority to execute and deliver this Agreement, the Securities, and the Indenture (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(xiii) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xiv) Authorization of the Indenture. The Indenture has been duly authorized by the Company and, when executed and delivered by the Company and duly executed and delivered by the Trustee, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(xv) Authorization of the Securities. The Securities have been duly authorized and, at Closing Time, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the purchase price therefor as provided in this Agreement, assuming due authentication of the Securities by the Trustee, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers) reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.

(xvi) Deposit Agreement. The Deposit Agreement is in full force and effect as of the date hereof and no amendment to the Deposit Agreement is required as a result of the offering of Securities pursuant to this Agreement. Each holder of the ADSs to be issued as a result of the conversion of the Securities shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the ADSs in a direct suit, action or proceeding against the Company, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Deposit Agreement.

(xvii) Description of the Securities and the Transaction Documents. The description of the Transaction Documents and the rights, preferences and privileges of the share capital of the Company, including the ADSs and the Ordinary Shares underlying the ADSs issuable upon conversion of the Securities, contained in the Registration Statement, Prospectus and Time of Sale Prospectus, are accurate in all material respects. The Indenture relating to the Securities, will conform in all material respects to the respective statements relating thereto contained in the Registration Statement, Prospectus and Time of Sale Prospectus and will be in substantially the respective forms last delivered to the Underwriters prior to the date of this Agreement.

(xviii) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by the Transaction Documents or for the due execution, delivery or performance of the Transaction Documents by the Company, except (A) such as have been already obtained or will be made on or prior to the Initial Closing Time and (B) as may be required under the securities or blue sky laws of the various states in which the Securities will be offered or sold.

(xix) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in violation of its constitution, charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which or any of them may be bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of the Transaction Documents and any other agreement or instrument entered into or issued or to be entered into or issued by the Company in connection with the transactions contemplated hereby or thereby or in the Registration Statement, Prospectus and Time of Sale Prospectus and the consummation of the transactions contemplated herein and in the Registration Statement, Prospectus and Time of Sale Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Registration Statement, Prospectus and Time of Sale Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, the Agreements and Instruments except for such conflicts, breaches or defaults or Repayment Events or liens, charges or encumbrances that, singly or in the aggregate, would not result in a Material Adverse Effect, nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any of its Subsidiaries or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(xx) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries which might result in a Material Adverse Effect, or which might materially and adversely affect the consummation of the transactions contemplated by the Transaction Documents or the performance by the Company of its obligations thereunder. The aggregate of all pending legal or governmental proceedings to which the Company or any of its Subsidiaries is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xxi) Absence of Labor Dispute. Neither the Company nor any Subsidiary is engaged in any unfair labor practice; except for matters which would not, individually or in the aggregate, have a Material Adverse Effect, (A) there is (1) no unfair labor practice complaint pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary before any competent governmental agency, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or threatened, (2) no strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary and (3) no union representation dispute currently existing concerning the employees of the Company or any Subsidiary, and (B) to the Company’s knowledge, (1) no union organizing activities are currently taking place concerning the employees of the Company or any Subsidiary and (2) there has been no violation of any federal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees, any applicable wage or hour laws or any other applicable law or regulation concerning the employees of the Company or any Subsidiary.

(xxii) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xxiii) Possession of Intellectual Property. The Company and its Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, trademarks (both registered and unregistered), tradenames, copyrights, trade secrets and other proprietary information described in the Registration Statement, the Prospectus and the Time of Sale Prospectus as being owned or licensed by them or which are necessary for the conduct of their respective businesses, except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect (collectively, the “Intellectual Property”); (A) there are no third parties who have or, to the Company’s knowledge, will be able to establish rights to any Intellectual Property, except for the ownership rights or the owners of the Intellectual Property which is licensed to the Company; (B) there is no infringement by third parties of any Intellectual Property; (C) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (D) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (E) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; and (F) there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property.

The patents and patent applications of the Company and the Subsidiaries (collectively, the “Patents”) include all issued patents and pending patent applications owned by the Company and Beijing Yuande Bio Medical Engineering Co., Ltd (“YDME”). The Company has heretofore duly and validly assigned to YDME all of the Company’s right, title and interest in and to any patent or patent application, and YDME is the exclusive owner of all right, title and interest in and to each of the Patents. YDME has a valid right to use each of the Patents as currently used or as currently contemplated to be used by the Company or YDME, in each case, as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus. All such Patents have been properly prepared as to form and have been assigned solely to YDME, which assignments are either recorded in and proclaimed by the State Intellectual Property Office of the People’s Republic of China (“PRC”) and/or other relevant PRC intellectual property administrative authority (collectively, the “PRC Intellectual Property Authority”) or other foreign patent office, as applicable, or have been submitted for recording in the PRC Intellectual Property Authority or other foreign patent office, as applicable; and each such pending Patent is being diligently prosecuted by the Company or YDME. To the extent that a Patent was acquired by the Company or YDME pursuant to an assignment, such assignment is valid, binding and enforceable, and all PRC governmental approvals in respect of such assignment have been validly obtained and are in full force and effect; the Patents have been duly maintained and are in full force and in effect; none of the Patents has been adjudged invalid or unenforceable in whole or in part; no actions or claims have been asserted or, to the best knowledge of the Company, are pending or threatened against the Company or any Subsidiary (A) based upon or challenging or seeking to deny or restrict the use by the Company or any Subsidiary of any of the Patents, or (B) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any Subsidiary infringe, misappropriate or violate any intellectual property right of any third party, or (C) alleging that an assignment to the Company or YDME of any Patent right is invalid; the operation of the Company’s business and the use of the technologies covered by the Patents do not infringe, misappropriate or violate any intellectual property right of any third party; and no Patent is subject to any outstanding decree, order, injunction, judgment, proceeding or ruling restricting the use of such Patent or that would impair the validity or enforceability of such Patent; there is no existing PRC patent that would invalidate (a) the claims of any issued Patent or (b) any pending Patent if claims of such pending Patent were issued in substantially the same form as currently written; to the best knowledge of the Company, no person or entity is engaging in any activity that infringes, misappropriates or violates the Patents; no security interests or other liens have been created with respect to any of the Patents.

(xxiv) Title to Certain Technologies. YDME has good and marketable title to its high intensity focused ultrasound therapy system (the “HIFU Therapy System”), and luminescence immunoassay in-vitro diagnostics system using enhanced chemiluminescence technology (the “ECLIA Technology”) described in the Registration Statement, the Prospectus and the Time of Sale Prospectus as being owned by YDME, free and clear of all liens, claims, security interests or other encumbrances.

(xxv) Possession of Licenses and Permits. The Company and its Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xxvi) Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by the Company and its Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Registration Statement, the Prospectus and the Time of Sale Prospectus or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, are in full force and effect, and neither the Company nor any of its Subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of its Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any subsidiary thereof to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxvii) Accounting Controls and Disclosure Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company and its Subsidiaries employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxviii) Critical Accounting Policies. Each of the sections entitled “Operating and Financial Review and Prospects” contained or incorporated by reference in the Time of Sale Prospectus accurately and fully describes (A) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments; (B) judgments and uncertainties affecting the application of critical accounting policies; and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

The Company’s directors and management have reviewed and agreed with the selection, application and disclosure of the Company’s critical accounting policies as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus and have consulted with the Company’s legal advisers and independent accountants with regard to such disclosure.

(xxix) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications, and with the corporate governance rules of NASDAQ with which foreign private issuers listing on NASDAQ are required to be in compliance.

(xxx) Payment of Taxes. All tax returns required to be filed by the Company and each Subsidiary have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided; all local and national PRC governmental tax waivers and other local and national PRC tax relief, concessions and preferential treatments are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental authority. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are, under the laws and regulations of each of the PRC and the Cayman Islands, payable in the PRC and the Cayman Islands by or on behalf of the Underwriters to any PRC or Cayman Islands taxing authority in connection with (i) the sale and delivery of the Securities to or for the account of the Underwriters, (ii) the initial sale and delivery by the Underwriters of the Securities to the purchasers thereof, (iii) the holding or transfer of the Securities outside the Cayman Islands, (iv) in the event of conversion, the deposit of the Ordinary Shares with the Depositary and Custodian (as defined in the Deposit Agreement) and the issuance and delivery of the ADS, or (v) the execution and delivery of the Transaction Documents.

(xxxi) Insurance. Each of the Company and its Subsidiaries maintains insurance covering its properties, operations, personnel and businesses as the Company deems adequate and as previously disclosed to the Underwriters; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice in the PRC to protect the Company and its Subsidiaries and their businesses; all such insurance is fully in force on the date hereof and will be fully in force at the Initial Closing Time and any Option Closing Time.

(xxxii) Environmental Laws. The Company and its Subsidiaries and their respective properties, assets and operations are in compliance with, and hold all permits, authorizations and approvals required under, Environmental Laws (as defined below), except to the extent that failure to so comply or to hold such permits, authorizations or approvals would not, individually or in the aggregate, have a Material Adverse Effect. There are no past, present or, to the knowledge of the Company, reasonably anticipated future events, conditions, circumstances, activities, practices, actions, omissions or plans that could reasonably be expected to give rise to any material costs or liabilities to the Company or any Subsidiary under, or to interfere with or prevent compliance by the Company or any Subsidiary with, Environmental Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary (A) is the subject of any investigation, (B) has received any notice or claim, (C) is a party to or affected by any pending or, to the Company’s knowledge, threatened action, suit or proceeding, (D) is bound by any judgment, decree or order or (E) has entered into any agreement, in each case relating to any alleged violation of any Environmental Law or any actual or alleged release or threatened release or cleanup at any location of any Hazardous Materials (as defined below) (as used herein, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials, and “Hazardous Materials” means any material (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) that is regulated by or may give rise to liability under any Environmental Law).

(xxxiii) Termination of Contracts. The Company has not sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, or filed as an exhibit to the Company’s Annual Report on Form 20-F, and no such termination or non-renewal has been threatened by the Company or, to the Company’s knowledge, any other party to any such contract or agreement.

(xxxiv) Required Contracts. There are no contracts or documents that are required to be described in the Company’s Annual Report on Form 20-F or the F-6 Registration Statement or to be filed as an exhibit to the Company’s Annual Report on Form 20-F or the F-6 Registration Statement that have not been so described and filed as required.

(xxxv) Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, Prospectus or Time of Sale Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

(xxxvi) Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered by the Company under the 1933 Act.

(xxxvii) Related Party Transactions. No relationship, direct or indirect, exists between or among any of the Company or its Subsidiaries or any affiliate of the Company or its Subsidiaries, on the one hand, and any former or current director, officer, shareholder, customer or supplier of any of them (including any member of their immediate family), on the other hand, which is required by the 1933 Act or by the 1933 Regulations to be described in the Time of Sale Prospectus which is not so described or is not described as required in the Time of Sale Prospectus.

(xxxviii) Ownership of Ordinary Shares by Directors. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, none of the members of the Company’s board of directors or management own, directly or indirectly, any shares of capital stock of, or equity interest in, or any rights, warrants or options to acquire, or instruments or securities convertible into or exchangeable for, any Ordinary Shares of, or direct interest in, the Company or YDME.

(xxxix) Foreign Corrupt Practices Act. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses; (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (C) taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); or (D) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(xl) Payment or Receipt of Illegal Funds. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, rule or regulation, which payment, receipt or retention of funds is of a character required to be disclosed in the Time of Sale Prospectus.

(xli) Investment Company Act. The Company is not required, and upon the issuance and sale of the offered Securities as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus under “Use of Proceeds,” will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

(xlii) Passive Foreign Investment Company. The Company believes that it was not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder for its taxable year ending March 31, 2008, and does not expect to be a PFIC in the future.

(xliii) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act.

(xliv) Material Trends. The Prospectus fairly and accurately describes (i) all material trends, demands, commitments and events known to the Company, and uncertainties, and the potential effects thereof, that the Company believes would be materially affect its liquidity and are reasonably likely to occur; and (ii) neither the Company nor any Subsidiary is engaged in any transactions with, or have any obligations to, its unconsolidated entities (if any) that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or any Subsidiary, including, without limitation, structured finance entities and special purpose entities, or otherwise engage in, or have any obligations under, any off-balance sheet transactions or arrangements. As used herein, the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not”.

(xlv) No License Requirement. The entering into and performance or enforcement of this Agreement in accordance with its terms will not subject the Underwriters to a requirement to be licensed or otherwise qualified to do business in the Cayman Islands or in the PRC, nor will the Underwriters be deemed to be resident, domiciled, carrying on business through an establishment or place in the Cayman Islands or in the PRC or in breach of any laws or regulations in the Cayman Islands or in the PRC by reason of the entering into, performance or enforcement of this Agreement.

(xlvi) Payment of Dividends. Other than as set forth in the Registration Statement, the Prospectus and the Time of Sale Prospectus, no governmental approvals are currently required in the Cayman Islands in order for the Company to pay dividends or other distributions declared by the Company to holders of Ordinary Shares, including the Depositary and holders of ADSs, or for the conversion by the Depositary of any dividends paid in U.S. dollars or the repatriation thereof out of the Cayman Islands and no other withholding or other taxes under the laws and regulations of the Cayman Islands will be imposed in connection with the declaration and payment by the Company of dividends and other distributions in respect of Ordinary Shares.

(xlvii) Taxes in Connection with Dividend Payments. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, under current laws and regulations of the Cayman Islands, all dividends and other distributions declared and payable on the Ordinary Shares underlying the ADSs may be paid by the Company to the holder thereof in U.S. dollars and all such payments made to holders thereof or therein who are non-residents of the Cayman Islands will not be subject to income, withholding or other taxes under current laws and regulations of the Cayman Islands or any taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Cayman Islands or any taxing authority thereof or therein, without the necessity of obtaining any governmental authorization in the Cayman Islands or any taxing authority thereof or therein.

(xlviii) Brokers’ Fees. Except for payments provided in the Transaction Documents, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with the offering and sale of the Securities.

(xlix) Choice of Law. The choice of the laws of the State of New York as the governing law of the Transaction Documents is a valid choice of law under the laws of the Cayman Islands and the PRC and will be honored by courts in the Cayman Islands and the PRC; the Company has the power to submit, and pursuant to Section 17 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of the courts of the State of New York located in the City and County of New York or the United States District Court of the Southern District of New York (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 17 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized the Authorized Agent (as defined in Section 17 hereof) for service of process in any action arising out of or relating to the Transaction Documents in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 17 hereof.

(l) No Right of Immunity. Neither the Company, or any Subsidiary nor any of their respective properties, assets or revenues has any right of immunity under Cayman Islands, PRC or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, PRC, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with the Transaction Documents; and, to the extent that the Company, or any Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and the Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 of this Agreement.

(li) Final Judgments. Any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon the Transaction Documents would be recognized and enforced by Cayman Islands courts without re-examining the merits of the case under the common law doctrine of obligation; provided that (A) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard, (B) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the Cayman Islands, (C) such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties, (D) an action between the same parties in the same matter is not pending in any Cayman Islands court at the time the lawsuit is instituted in the foreign court, and (E) the judgment is not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; it is not necessary that this Agreement, the Registration Statement, the Prospectus or any other document be filed or recorded with any court or other authority in the Cayman Islands or the PRC.

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its Subsidiaries delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

SECTION 2. Sale and Delivery to the Underwriters; Closing.

(a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to the several Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the price of 97.0% of the principal amount thereof, plus accrued interest, if any, from August 12, 2008 to the Initial Closing Time, the respective principal amounts of the Initial Securities set forth opposite such Underwriter’s name in Schedule A hereto.

(b) Option Securities. In addition, on the basis of the representations, warranties and agreements herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters to purchase up to an additional $36,000,000 aggregate principal amount of Option Securities at the same purchase price as the Underwriters paid for the Initial Securities, plus accrued and unpaid interest from the Initial Closing Time to, but excluding, the Option Closing Time. The option hereby granted will expire 30 days after the Initial Closing Time and may be exercised at any time, in whole or in part, upon notice by the Underwriters to the Company setting forth the number of Option Securities as to which the Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery the (“Option

Closing Time”) shall be determined by the Company and the Underwriters, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Initial Closing Time, as hereinafter defined. The option hereby granted may be exercised only for the purpose of covering overallotments, if any, made in connection with the offering and distribution of the Securities.

(c) Payment. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the office of Shearman & Sterling LLP, 12/F, Gloucester Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, China, or at such other place as shall be agreed upon by the Underwriters and the Company, at 9:00 A.M. (Eastern time) on the third business day after the date hereof, or such other time not later than ten business days after such date as shall be agreed upon by the Underwriters and the Company (such time and date of payment and delivery being herein called “Initial Closing Time” and the Initial Closing Time and the Option Closing Time, each being the applicable “Closing Time”).

In addition, in the event that the Underwriters have exercised their option to purchase all or any of the Option Securities, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Underwriters and the Company, on the Option Closing Time as specified in the notice from the Underwriters to the Company.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Underwriters of certificates for the Securities to be purchased by the Underwriters.

(d) Denominations; Registration. Certificates for the Securities shall be in such denominations ($1,000 or integral multiples of $1,000 in excess thereof) and registered in such names as the Underwriters may request in writing at least one full business day before Closing Time. The certificates representing the Securities shall be made available for examination and packaging by the Underwriters in The City of New York not later than 10:00 A.M. on the last business day prior to Closing Time.

SECTION 3. Covenants of the Company. The Company covenants with the Underwriters as follows:

(a) To furnish to the Underwriters such number of copies of the Registration Statement (including exhibits thereto) as the Underwriters may reasonably request and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to the Underwriters in New York City prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and, so long as the Prospectus relating to the Securities is required to be delivered under the Securities Act, during the period mentioned in Section 3(e) or 3(f) below, as many copies of the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as the Underwriters may reasonably request.

(b) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to the Underwriters a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Underwriters reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the 1933 Act any prospectus required to be filed pursuant to such Rule.

(c) To furnish to the Underwriters a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Underwriters reasonably object.

(d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the 1933 Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e) If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f) If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the 1933 Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the 1933 Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Company) to which Securities may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the 1933 Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(g) During the period when a Prospectus relating to the Securities is required to be delivered, the Company will advise the Underwriters of (i) the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, (ii) the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (iii) the initiation or threatening of any proceeding for any such purpose, or (iv) any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order.

(h) The Company will make generally available to its security holders as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

(i) The Company will use its best efforts, in cooperation with the Underwriters, to qualify the offered Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Underwriters may designate and to maintain such qualifications in effect as long as required for the sale of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(j) The Company will cooperate with the Underwriters and use its best efforts to permit the offered Securities to be eligible for clearance and settlement through the facilities of DTC.

(k) The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Prospectus under “Use of Proceeds”.

(l) Except as otherwise contemplated by the Prospectus and the Transaction Documents, during a period of 90 days from the date hereof (the “Lock-up Period”), the Company shall not, without the prior written consent of the Underwriters, directly or indirectly, (i) issue, offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of the Company’s Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs, or file, or cause to be filed any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or ADSs, or any securities convertible into or exchangeable or exercisable for or repayable with Ordinary Shares or ADSs, whether any such swap or transaction described in clause (i) and (ii) above is to be settled by delivery of Ordinary Shares or ADSs or such other securities, in cash or otherwise; provided, however, that the Company may offer, issue and sell Ordinary Shares, ADSs or securities convertible into or exchangeable or exercisable for Ordinary Shares or ADSs, without any prior written consent of the Underwriters (A) pursuant to any employee benefit plan, (B) upon the conversion or exercise of the Securities or other securities outstanding on the date hereof; (C) in connection with the offer and sale of the Securities hereunder or the sale of ADSs under the Registered ADS Underwriting Agreement and the ADS Issuance and Repurchase Agreements, as defined in the Registered ADS Underwriting Agreement; or (D) issued or to be issued by the Company in connection with an acquisition, provided that (1) in the case of an acquisition of a private company, the recipient of such shares or securities shall enter into a lock-up agreement for the balance of the Lock-up Period and (2) in the case of an acquisition of a public company, such shares or securities shall not be issued until the expiration of the Lock-up Period.

(m) During the period when a Prospectus relating to the Securities is required to be delivered, the Company will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations.

(n) The Company shall reserve and keep available at all times, free of preemptive rights, Ordinary Shares for the purpose of enabling the Company to satisfy any obligations to issue ADSs upon conversion of the Securities.

(o) The Company will not, and will cause the Subsidiaries not to, use, lend, contribute or otherwise make available the proceeds from the sale of any Securities, directly or indirectly, for any purpose or activity that would violate or cause the Underwriters or any purchaser of the Securities, by virtue of their purchasing or holding any Securities or ADSs issued upon conversion of any Securities, to be in violation of the Trading With the Enemy Act, as amended, the International Emergency Economic Powers Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, or in connection with business, operations or contracts with the governments or with any person or entity of the Balkans, Burma (Myanmar), Cuba, Iraq, Iran, Libya, Liberia, North Korea, Sudan, Zimbabwe or any person or entity that is subject to sanctions under any program administered by the Office of Foreign Assets Control of the United States Treasury Department.

(p) The Company hereby agrees to maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Ordinary Shares.

(q) The Company hereby agrees to file with The Financial Industry Regulatory Authority (“FINRA”), NASDAQ, the Commission and any other governmental or regulatory agency, authority or instrumentality in the Cayman Islands, the United States and the PRC, as may be required, such reports, documents, agreements and other information which the Company may from time to time be required to file, including those relating to the implementation and payment of dividends or other distributions on the ADSs.

(r) The Company hereby agrees, within five years of the Closing Time, not to become an “investment company” as defined in the 1940 Act.

(s) The Company hereby agrees, until such time as the Underwriters shall notify the Company of the completion of the distribution of the Securities, not to (and to use its best efforts to cause its affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company.

(t) The Company hereby agrees (i) not to attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands; (ii) following the consummation of the offering of the Securities, to use its best efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all dividends declared by the Company and payable on the Ordinary Shares; and (iii) to use its best efforts to obtain and maintain all approvals required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of dividends and all other relevant purposes.

(u) The Company hereby agrees to comply with the terms of the Deposit Agreement, including without limitation, the covenants set forth in the Deposit Agreement.

(v) The Company hereby agrees to indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation and issuance of the ADSs issuable upon conversion of the Securities and on the execution and delivery of the Transaction Documents.

(w) The Company hereby agrees to comply with the Sarbanes-Oxley Act, and to use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply with the Sarbanes-Oxley Act.

SECTION 4. Expenses.

(a) Termination of Agreement. If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of its accountable out-of-pocket expenses reasonably incurred by them in connection with the offering of the Securities, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of the Underwriters’ Obligations. The obligations of the Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any of its Subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Opinion of Counsel for Company. At Closing Time, the Underwriters shall have received the favorable opinions and negative assurance letter dated as of Closing Time, of (i) Simpson Thacher & Bartlett LLP, counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, to the effect set forth in Exhibit A-1 hereto; and (ii) Walkers, Cayman Islands counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, to the effect set forth in Exhibit A-2 hereto and to such further effect as counsel to the Underwriters may reasonably request.

(b) Opinion of Counsel for the Underwriters. At Closing Time, the Underwriters shall have received the favorable opinion, dated as of Closing Time, of (i) Shearman & Sterling LLP, counsel for the Underwriters, covering such matters as the Underwriters may require and in form satisfactory to the Underwriters, and (ii) Global Law Office, special counsel for the Underwriters, covering such matters as the Underwriters may require in form satisfactory to the Underwriters. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Underwriters. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its Subsidiaries and certificates of public officials.

(c) Opinion of Counsel for the Depositary. At Closing Time, the Underwriters shall have received the favorable opinion of Thacher Proffitt & Wood LLP, United States counsel for the Depositary, covering such matters as the Underwriters may require in form satisfactory to the Underwriters.

(d) Trustee’s Certificate. At Closing Time, the Underwriters shall have received a certificate of the Trustee covering such matters as the Underwriters may require in form satisfactory to the Underwriters.

(e) Officer’s Certificate. At Closing Time, there shall not have been, since the date hereof or since the date as of which information is given in the Prospectus Supplement (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Underwriters shall have received a certificate of the chief executive officer of the Company or of the chief financial officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, and (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time.

(f) Accountants’ Comfort Letter. At the time of the execution of this Agreement, the Underwriters shall have received from KPMG a letter dated such date, in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” with respect to the financial statements and certain financial information contained in the Registration Statement, the Prospectus and the Time of Sale Prospectus.

(g) Bring-down Comfort Letter. At Closing Time, the Underwriters shall have received from KPMG a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (f) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

(h) Lock-up Letter. On or prior to the date of this Agreement, the Underwriters shall have received agreements substantially in the form of Exhibit B attached hereto signed by Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company, Mr. Takyung “Sam” Tsang, a member of the Company’s Board of Directors and Chief Financial Officer of the Company, Dr. Zhong Chen, Chief Technology Officer of the Company and Mr. Feng “Charles” Zhu, Vice President of the Company.

(i) Registered ADS Underwriting Agreement. The Registered ADS Underwriting Agreement shall not have been terminated and shall remain in full force and effect; and payment for and delivery of the securities pursuant to the Registered ADS Underwriting Agreement shall have been made or concurrently be made.

(j) Indenture. At or prior to the Initial Closing Time, each of the Company and the Trustee shall have executed and delivered the Indenture.

(k) Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the obligations of the Underwriters to purchase such Option Securities is subject to the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company or its subsidiary hereunder being true and correct as of the Option Closing Time and that, at the Option Closing Time, the Underwriters shall have received:

(i) Officer’s Certificate. A certificate, dated the Option Closing Time, of the chief executive officer or chief financial officer of the Company confirming that the certificate delivered at the Initial Closing Time pursuant to Section 5(e) hereof remains true and correct as of the Option Closing Time;

(ii) Opinions of Counsel for Company and Depositary. The favorable opinions of (1) Simpson Thacher & Bartlett LLP, counsel for the Company, relating to the Option Securities to be purchased on the Option Closing Time, (2) Walkers, Cayman Islands counsel for the Company, and (3) Thacher Proffitt & Wood LLP, United States counsel for the Depositary, all in form and substance satisfactory to counsel for the Underwriters, dated the Option Closing Time and otherwise to the same effect as the opinions required by Section 5(a) and (c) hereof;

(iii) Opinion of Counsel for the Underwriters. The favorable opinion of (i) Shearman & Sterling LLP, counsel for the Underwriters, and (ii) Global Law Office, special counsel for the Underwriters, dated the Option Closing Time, relating to the Option Securities to be purchased on the Option Closing Time and otherwise to the same effect as the opinion required by Section 5(b) hereof;

(iv) Trustee’s Certificate. A certificate, dated the Option Closing Time, of the Trustee confirming that the certificate delivered at the Initial Closing Time pursuant to Section 5(d) hereof remains true and correct as of the Option Closing Time

(v) Bring down Comfort Letter. A letter from KPMG, in form and substance satisfactory to the Underwriters and dated the Option Closing Time, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(f) hereof, except that the “specified date” in the letter furnished pursuant to this subparagraph shall be a date not more than three days prior to the Option Closing Time.

(l) Additional Documents. At Closing Time, counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters. The Underwriters may in their sole discretion waive compliance with any conditions to the obligations of the Underwriters hereunder.

(m) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Underwriters by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter and each Underwriter’s affiliates, selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus, or Time of Sale Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Underwriters), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters or the Sellers expressly for use in the Registration Statement, Prospectus, or Time of Sale Prospectus (or any amendment or supplement thereto).

(b) Indemnification of Company. The Underwriters agree to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to any such loss, liability, claim, damage and expense that arise out of, or are based upon, any untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, Prospectus, or Time of Sale Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters or the Sellers expressly for use therein.

(c) Actions against Parties; Notification. Each indemnified party shall give notice in writing as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Underwriters, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount received by the Underwriters, bear to the aggregate initial offering price of the Securities.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section, the Underwriters shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased and sold by it hereunder exceeds the amount of any damages which the Underwriters have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and the Underwriters’ affiliates and selling agents shall have the same rights to contribution as the Underwriters, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its Subsidiaries submitted pursuant hereto shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Underwriters or affiliates or selling agents of the Underwriters, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, at the Closing Time or the Option Closing Time, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, the other Underwriter shall be obligated to purchase the Securities which such defaulting Underwriter agreed but failed or refused to purchase on such date; provided that in no event shall the aggregate principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 9 by an amount in excess of one-ninth of such aggregate principal amount of Securities without the written consent of such Underwriter. If, at the Closing Time, any Underwriter or Underwriters shall fail or refuse to purchase Initial Securities and the aggregate principal amount of Initial Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Initial Securities to be purchased on such date, and arrangements satisfactory to the Underwriters and the Company for the purchase of such Initial Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case, the non-defaulting Underwriter or the Company shall have the right to postpone the Closing Time, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, at the Option Closing Time, any Underwriter or Underwriters shall fail or refuse to purchase Option Securities and the aggregate principal amount of Option Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Option Securities to be purchased at such Option Closing Time, the non-defaulting Underwriter shall have the option to (i) terminate its obligation hereunder to purchase the Option Securities to be sold at such Option Closing Time or (ii) purchase not less than the principal amount of Option Securities that such non-defaulting Underwriter would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

SECTION 10. Underwriter Information. The Company and the Underwriters severally acknowledge that, for all purposes (including Sections 1(a)(i) and 6) the thirteenth paragraph of text under the caption “Underwriting” in the preliminary prospectus and the Prospectus constitute the information furnished in writing by or behalf of any Underwriter expressly for use in the Time of Sale Prospectus or the Prospectus.

SECTION 11. Termination of Agreement.

(a) Termination; General. The Underwriters may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Registration Statement, the Prospectus and the Time of Sale Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Underwriters, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or NASDAQ, or if trading generally on the American Stock Exchange or the New York Stock Exchange or NASDAQ has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to them at Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, attention of George Lin, and Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, attention of Sam Thong, and notices to the Company shall be directed to it at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, China, attention of the Chief Financial Officer.

SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its shareholders, creditors, employees or any other party, (c) the Underwriters have not assumed or will not assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters) and the Underwriters have no obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of each of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 14. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters with respect to the subject matter hereof.

SECTION 15. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from the Underwriters shall be deemed to be a successor by reason merely of such purchase.

SECTION 16. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 17. Submission to Jurisdiction. Except as set forth below, no claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement (a “Claim”) may be commenced, prosecuted or continued in any court other than U.S. federal and state courts in the Borough of Manhattan in The City of New York, which shall have jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against the Underwriters or any indemnified party. Each of the Underwriters and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon it and may be enforced in any other courts to the jurisdiction of which it is or may be subject, by suit upon such judgment. The Company hereby appoints CT Corporation System (the “Authorized Agent”) at 111 Eighth Avenue, New York, New York 10011, as its authorized agent in the Borough of Manhattan in the City of New York upon which any and all process may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

SECTION 18. Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify the Underwriters against any loss incurred by the Underwriters as a result of any variation as between (a) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (b) the rate of exchange at which the Underwriters are able to purchase United States dollars with the amount of the judgment currency actually received by the Underwriters. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

SECTION 19. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 21. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours,

CHINA MEDICAL TECHNOLOGIES, INC.

By:
Title:

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED, as of the date first above written:

CREDIT SUISSE SECURITIES (USA) LLC

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:
Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	MORGAN STANLEY & CO. INCORPORATED

By:
Authorized Signatory

[Signature Page to Underwriting Agreement]

SCHEDULE A

UNDERWRITERS

Underwriters	Principal Amount of Initial Notes to be Purchased
Credit Suisse Securities (USA) LLC	$120,000,000

Morgan Stanley & Co. Incorporated	$120,000,000

Total	$240,000,000

Sch A-1

SCHEDULE B

FREE WRITING PROSPECTUSES

Filed Pursuant to Rule 433

Registration Statement No. 333-152937

China Medical Technologies, Inc.

Concurrent Offerings of

$240,000,000

Aggregate Principal Amount of

4.00% Convertible Senior Notes due 2013

(the “Notes Offering”)

and

Up to 4,700,000 American Depositary Shares Issued Pursuant to

ADS Issuance and Repurchase Agreements

(the “Purchased ADS Offering”)

This pricing term sheet relates only to the Notes Offering and the Purchased ADS Offering and should be read together with (1) the preliminary prospectus supplement dated August 11, 2008 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated August 11, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated August 11, 2008 relating to the ADS Offering (the “Purchased ADS Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Purchased ADS Preliminary Prospectus Supplement, before making a decision to invest in the 4.00% convertible senior notes and/or ADSs, as applicable. The information in this pricing term sheet supersedes the information in the applicable preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

All references to “$” herein are to United States dollars.

Issuer

Issuer:	China Medical Technologies, Inc., an exempted company incorporated under the law of the Cayman Islands with limited liability

Ticker/Exchange:	CMED / Nasdaq Global Select Market

Closing sale price per ADS on the pricing date:	$49.66

Typographical Errors in Notes Preliminary Prospectus Supplement and Base Prospectus

Page S-7 of the Notes Preliminary Prospectus Supplement and Page 10 of the Base Prospectus contain typographical errors. In each instance, the US dollar convenience translations of the line items “earnings per share-basic” and “earnings per share-diluted” for the year ended March 31, 2008 were erroneous. The corresponding earnings per share numbers in RMB were correct.

Sch B-1

The “earnings per share-basic” for the year ended March 31, 2008 is US$0.18 (as opposed to the previously stated US$1.80), and the “earnings per share-diluted” for the year ended March 31, 2008 is US$0.17 (as opposed to the previously stated US$1.70).

The Notes Offering

Securities offered:	4.00% Convertible Senior Notes due 2013 (the “notes”)

Aggregate principal amount:	$240.0 million

Underwriters’ over- allotment option:	Up to $36.0 million

Maturity date:	August 15, 2013, unless earlier repurchased upon a fundamental change or converted

Annual interest rate:	4.00%, accruing from the settlement date

Interest payment dates:	February 15 and August 15 of each year, beginning on February 15, 2009

Initial offering price of Purchased ADSs:	$48.00 per ADS

Conversion premium over the initial offering price of the Purchased ADSs:	22.5%

Conversion price:	Approximately $58.80 per ADS

Conversion rate (subject to adjustment):	17.0068 ADSs per $1,000 principal amount of notes

Increase to conversion rate upon change of control (subject to adjustment):	If and only to the extent a holder converts its notes in connection with a change of control (as defined in the Notes Preliminary Prospectus Supplement under “Description of the Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”) pursuant to which 10% or more of the consideration for the Issuer’s ordinary shares (other than cash payments for fractional ordinary shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table

Sch B-2

	Effective Date
ADS Price	August 15, 2008	August 15, 2009	August 15, 2010	August 15, 2011	August 15, 2012	August 15, 2013
$48.00	3.8265	3.8265	3.8265	3.8265	3.8265	3.8265
$50.00	3.8265	3.8265	3.8265	3.8265	3.4523	2.9932
$55.00	3.8265	3.6024	3.3261	2.9930	2.4758	1.1750
$60.00	3.3120	3.0443	2.7487	2.3789	1.8002	0.0000
$70.00	2.5208	2.2607	1.9631	1.5834	1.0106	0.0000
$80.00	1.9917	1.7521	1.4754	1.1256	0.6295	0.0000
$90.00	1.6193	1.4039	1.1556	0.8473	0.4378	0.0000
$100.00	1.3463	1.1548	0.9355	0.6688	0.3343	0.0000
$125.00	0.9094	0.7682	0.6103	0.4270	0.2164	0.0000
$150.00	0.6553	0.5503	0.4355	0.3062	0.1609	0.0000
$200.00	0.3778	0.3164	0.2516	0.1806	0.0989	0.0000
$250.00	0.2325	0.1942	0.1550	0.1125	0.0626	0.0000
$300.00	0.1463	0.1214	0.0965	0.0700	0.0390	0.0000
$350.00	0.0918	0.0752	0.0590	0.0422	0.0230	0.0000
$400.00	0.0564	0.0452	0.0346	0.0239	0.0123	0.0000
$500.00	0.0183	0.0133	0.0089	0.0050	0.0016	0.0000

If the ADS price exceeds $500.00 per ADS or is less than $48.00 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event will the total number of ADSs issuable upon conversion exceed 20.8333 per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate

Issue price:	100%

Net proceeds (estimated):	The net proceeds from this offering of notes, after deducting the underwriting discounts and commissions, will be approximately $232.8 million (or approximately $267.7 million if the underwriters exercise their over-allotment option in full). All offering expenses will be paid by the underwriters

Underwriting discounts and commissions per note:	3.00%

Aggregate underwriting discounts and commissions:	$7,200,000 ($8,280,000 if the underwriters exercise their over-allotment option in full)

Notes CUSIP:	169483 AC8

Notes ISIN:	US169483 AC88

Clearing:	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A./N.V.

Pricing date:	August 12, 2008

Settlement date:	August 15, 2008, which will be the second business day following the trade date of the notes, which is August 13, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated

Sch B-3

The Purchased ADS Offering

Securities offered:	Up to 4,700,000 ADSs issued to ADS Purchasers pursuant the ADS issuance and repurchase agreements (the “Purchased ADSs”)

Number of Purchased ADS offered by the ADS Purchasers at the initial offering price:	2,142,857 Purchased ADSs

Initial offering price:	$48.00 per ADS

Net proceeds:	The ADS Purchasers, which are affiliates of the underwriters of the Purchased ADS Offering, will receive all of the proceeds from the sale of the Purchased ADSs in the Purchased ADS Offering

Underwriting discounts and commissions per Purchased ADS:	$0

Pricing date:	August 12, 2008

Settlement date:	August 15, 2008, which will be the second business day following the trade date of the Purchased ADSs, which is August 13, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated

The Issuer has filed a registration statement (including the Base Prospectuses) with the SEC for the Notes Offering and the Purchased ADS Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement and/or Purchased ADS Preliminary Prospectus Supplement and the Base Prospectus and the other documents incorporated by reference the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Purchased ADS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable preliminary prospectus supplement and the Base Prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com or contacting 180 Varick Street, New York, New York 10014, Attention: Prospectus Department.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Sch B-4

SCHEDULE C

SUBSIDIARIES

•	Beijing Yuande Bio-Medical Engineering Co., Ltd., incorporated in the PRC

•	Beijing Bio-Ekon Biotechnology Co., Ltd., incorporated in the PRC

•	Beijing GP Medical Technologies Co., Ltd., incorporated in the PRC

•	CMED Technologies Ltd., incorporated in the British Virgin Islands

•	CMED Diagnostics Ltd., incorporated in the British Virgin Islands

•	CMED ECLIA Diagnostics Ltd., incorporated in the British Virgin Islands

•	CMED HIFU Development Corporation, incorporated in the state of Washington, USA

•	CMED (HK) Limited, incorporated in Hong Kong

•	Wuhan Bio-Ekon Biomedical Engineering Co., Ltd., incorporated in the PRC*

•	Beijing Bio-Ekon Medical Technology Co., Ltd., incorporated in the PRC*

*	Dormant Subsidiaries

Sch C-1

Exhibit 1.2

EXECUTION VERSION

CHINA MEDICAL TECHNOLOGIES, INC.

(A company incorporated under

the laws of the Cayman Islands)

4,700,000 AMERICAN DEPOSITARY SHARES

Representing 47,000,000 Ordinary Shares,

par value $0.10 per ordinary share

UNDERWRITING AGREEMENT

Dated: August 12, 2008

CHINA MEDICAL TECHNOLOGIES, INC.

(A company incorporated

under the laws of the Cayman Islands)

4,700,000 AMERICAN DEPOSITARY SHARES

Representing 47,000,000 Ordinary Shares

par value $0.10 per ordinary share

UNDERWRITING AGREEMENT

August 12, 2008

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Credit Suisse International

One Cabot Square

London, E14 4QJ

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Morgan Stanley & Co. International plc

25 Cabot Square – 2/F

London GBR E14 4QA

Ladies and Gentlemen:

Credit Suisse International and Morgan Stanley & Co. International plc (each a “Seller” and collectively, the “Sellers”), acting severally and not jointly, propose to sell to the underwriters named in Schedule A hereto (each an “Underwriter” and collectively, the “Underwriters”), acting severally and not jointly, an aggregate of up to 4,700,000 American Depositary Shares (the “Securities”) in such proportion as set out in Schedule A, representing the right to receive 47,000,000 ordinary shares of China Medical Technologies, Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), par value $0.10 per ordinary share (“Ordinary Shares”).

The Securities are issued pursuant to the Deposit Agreement, dated as of August 9, 2005, among the Company, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners from time to time of the American Depositary Shares (“ADSs”) issued thereunder (the “Deposit Agreement”).

The Company and each of the Sellers shall enter into an ADS Issuance and Repurchase Agreement dated the date hereof (together, the “ADS Issuance and Repurchase Agreements”), as supplemented by each respective collateral supplement dated the date hereof, pursuant to which the Company has agreed to issue and the Sellers have agreed to purchase the Securities.

Concurrently with this transaction the Company proposes to enter into an underwriting agreement (the “Notes Underwriting Agreement”) with certain underwriters named therein to sell $240,000,000 principal amount of its 4.00% Convertible Senior Notes due 2013 (the “Firm Notes”) to be issued pursuant to the provisions of an indenture (the “Indenture”) between the Company and Wilmington Trust Company, as trustee (the “Trustee”), and the Company has also granted such underwriters an over-allotment option whereby it proposes to issue and sell to the underwriters not more than an additional $36,000,000 principal amount of its 4.00% Convertible Senior Notes due 2013 (the “Additional Notes”). The Firm Notes and the Additional Notes are hereinafter collectively referred to as the “Notes”. The Notes will be convertible into ADSs of the Company.

The Underwriters are initially offering for sale, pursuant to the Prospectus (as defined below), 2,142,857 of the Securities (the “Initial Shares”) at the price of $48.00 per ADS. During the period that will last until (and including) August 27, 2008 (the “Additional Hedge Shares Period”), the Sellers may sell to the Underwriters, and the Underwriters may offer for sale, up to the remaining 2,557,143 of the Securities (the “Additional Hedge Shares”), pursuant to the Prospectus (as defined below), on a delayed basis in various transactions at prevailing market prices at the time of sale or negotiated prices from time to time in amounts to be determined by the Underwriters.

The Company has entered into this Agreement to facilitate transactions by which investors in the Notes may hedge their investments. The closing of this Agreement is cross-conditional with the closing of the Notes Underwriting Agreement and vice versa.

The Company has prepared and filed on Form F-3 with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-152937) (including the exhibits thereto and the documents incorporated or deemed incorporated by reference therein, the “Registration Statement”) relating to the Company’s debt securities, Ordinary Shares and other securities and the offering thereof from time to time in accordance with Rule 415 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement includes a base prospectus referred to below which, as supplemented from time to time, will be used in connection with offerings of such debt securities, Ordinary Shares and other securities. As provided in Section 3(a), a prospectus supplement reflecting the terms of the Securities, the terms of the offering thereof and the other matters set forth therein has been prepared and will be filed pursuant to Rule 424 under the 1933 Act (such prospectus supplement, in the form first filed on or after the date hereof pursuant to Rule 424, is herein referred to as the “Prospectus Supplement”). The base prospectus included in the Registration Statement and relating to offerings of debt securities, Ordinary Shares and other securities by the Company under the Registration Statement, as supplemented by the Prospectus Supplement, is herein called the “Prospectus,” except that, if such base prospectus is amended on or prior to the date on which the Prospectus Supplement is first filed pursuant to Rule 424, the term “Prospectus” shall refer to such base prospectus as so amended and as supplemented by the Prospectus Supplement, in either case including the documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”) that are incorporated by reference therein. The term “preliminary prospectus” means a preliminary prospectus supplement specifically relating to the Securities, together with the base prospectus and including the documents filed by the Company pursuant to the Exchange Act that are incorporated by reference therein. The registration statement on Form F-6 relating to the Securities, as amended at the time it became effective, is herein called the “ADR Registration Statement.”

The term “free writing prospectus” has the meaning set forth in Rule 405 under the 1933 Act, “Time of Sale Prospectus” means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule B hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the 1933 Act that has been made available without restriction to any person.

Any reference herein to the terms “amendment” or “supplement” with respect to the Registration Statement, the Prospectus, any preliminary prospectus and Time of Sale Prospectus shall be deemed to refer to and include any documents filed with the Commission after the date hereof, the date the Prospectus is filed with the Commission, or the date of such preliminary prospectus, as the case may be, and incorporated therein or deemed incorporated by reference pursuant to Item 6 of Form F-3 under the 1933 Act.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference therein; and all references in this Agreement to amendments or supplements to the Prospectus shall be deemed to mean and include the filing of any document under the 1934 Act, which is incorporated by reference in the Prospectus.

SECTION 1. Representations and Warranties by the Company.

(a) Representations and Warranties. The Company represents and warrants to each of the Underwriters and the Sellers as of the date hereof, as of the Closing Time referred to in Section 2(c) hereof and as of each Additional Closing Time referred to in Section 3(v) hereof, and agrees with the Underwriters and the Sellers, as follows:

(i) Effective Registration Statement. Each of the Registration Statement and the ADR Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission. Each of the Registration Statement and the ADR Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, the ADR Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and the applicable rules and regulations of the Commission thereunder (the “1933 Act Regulations”), (iii) the Time of Sale Prospectus does not, and at the time of each sale of the Securities in connection with the offering of the Securities pursuant to this Agreement when the Prospectus is not yet available to prospective purchasers, and at the Closing Time (as defined in Section 2(c)) and at each Additional Closing Time, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Prospectus or the Time of Sale Prospectus based upon information relating to the Underwriters or the Sellers furnished to the Company in writing by or on behalf of the Underwriters or the Sellers expressly for use therein.

(ii) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the 1933 Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the Commission in accordance with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic road shows, if any, each furnished to the Underwriters before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(iii) Incorporated Documents. The Prospectus as delivered from time to time shall incorporate by reference the most recent Annual Report of the Company on Form 20-F filed with the Commission. The documents incorporated or deemed to be incorporated by reference in the Prospectus at the time they were or hereafter are filed with or furnished to the Commission complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), and, when read together with the other information in the Prospectus, at the time the Prospectus was issued, at the Closing Time and at each Additional Closing Time, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iv) Independent Accountants. The accountants who audited the financial statements and supporting schedules included in the Registration Statement, the Prospectus and the Time of Sale Prospectus are independent public accountants with respect to the Company and its Subsidiaries (as defined below) within the meaning of the 1933 Act and the 1933 Act Regulations.

(v) Financial Statements. The financial statements, together with the related schedules and notes, included and incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Prospectus present fairly the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included and incorporated by reference in the Registration Statement, Prospectus and Time of Sale Prospectus present fairly in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included and incorporated by reference in the Registration Statement, Prospectus and Time of Sale Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included and incorporated by reference in the Registration Statement, Prospectus and Time of Sale Prospectus. The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus.

(vi) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the Prospectus and the Time of Sale Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the business, properties, condition, financial or otherwise, results of operation or prospects of the Company and its Subsidiaries, (B) there has been no material adverse change that would result in the delisting of the Company’s ADSs from the Nasdaq Global Select Market (“NASDAQ”) (the occurrence of any such effect or any such result described in the foregoing clauses (A) and (B) being referred to herein as a “Material Adverse Effect”), (C) there has not been any obligation, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (D) there has not been any change in the capital stock or outstanding indebtedness of the Company or any Subsidiary, and (E) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(vii) Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Cayman Islands and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(viii) Good Standing of Designated Subsidiaries. The Company has no direct or indirect subsidiaries (as defined in Regulation S-X under the 1933 Act, as amended) other than the entities named in Schedule C hereto (collectively, the “Subsidiaries” and each a “Subsidiary”); the Company owns all of the issued and outstanding equity interest in each Subsidiary; other than its equity interest in each Subsidiary, the Company does not own, directly or indirectly, any shares of stock or other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, joint venture, association or other entity; complete and correct copies of the memorandum and articles of association or other constitutional documents of the Company and each Subsidiary and all amendments thereto have been delivered to the Underwriters, and no changes therein will be made subsequent to the date hereof and prior to the Closing Time and each Additional Closing Time; each Subsidiary has been duly incorporated and is validly existing as a limited liability company in good standing under the laws of the jurisdiction of its incorporation, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus; each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the outstanding equity interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company subject to no security interest, other encumbrance or adverse claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligation into equity interests in any Subsidiary are outstanding.

(ix) Capitalization.

(A) as of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the section of the Registration Statement, the Prospectus and the Time of Sale Prospectus entitled “Capitalization” under the caption “Actual” and, upon the issuance and sale of the Securities, the Company shall have a validly issued and outstanding capitalization as set forth under the caption “As Adjusted”;

(B) all of the issued and outstanding share capital of the Company have been duly authorized and validly issued, are fully paid and non-assessable, are subject to no security interest, other encumbrance or adverse claims, and have been issued in compliance with all federal and state securities laws and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right;

(C) the Ordinary Shares underlying the Securities to be sold by the Sellers and such Securities have been duly and validly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights;

(D) such Securities, when issued by the Depositary against deposit of the underlying Ordinary Shares in accordance with the Deposit Agreement, will be duly and validly issued, fully paid and non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights, and persons in whose names such Securities will be registered will acquire valid and unencumbered title to the Securities and will be entitled to the rights specified in the Securities and in the Deposit Agreement;

(E) there are no restrictions on transfer of Ordinary Shares or ADSs, as the case may be, under the laws of the Cayman Islands or the State of New York, as the case may be, except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus and subject to the terms and provisions of the Deposit Agreement;

(F) the share capital of the Company, including the Ordinary Shares underlying the Securities and such Securities, conforms in all material respects to the description thereof contained in the Registration Statement, Prospectus and Time of Sale Prospectus.

(x) Form F-6 Registration Statement. No stop order of the Commission preventing or suspending the effectiveness of the registration statement on Form F-6 (No. 333-126663) relating to the Company’s ADSs (the “F-6 Registration Statement”) has been issued and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated by the Commission; the F-6 Registration Statement complied as of such effective time, complies and will comply at the Closing Time and each Additional Closing Time, and each amendment or supplement thereto, when it is filed with the Commission or becomes effective, as the case may be, will comply, in all material respects, with the applicable requirements of the 1933 Act, and did not, as of such effective time, does not and will not, at the Closing Time and each Additional Closing Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; it is not necessary to amend the F-6 Registration Statement in connection with the offering of the Securities.

(xi) Corporate Power. The Company has full right, power and authority to execute and deliver this Agreement, the Deposit Agreement and the ADS Issuance and Repurchase Agreements (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(xii) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xiii) Authorization of the ADS Issuance and Repurchase Agreements. The ADS Issuance and Repurchase Agreements have been duly authorized by the Company and, when executed and delivered by the Company, will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(xiv) Deposit Agreement. The Deposit Agreement is in full force and effect as of the date hereof and no amendment to the Deposit Agreement is required as a result of the offering of Securities pursuant to this Agreement. Each holder of the Securities to be issued shall be entitled, subject to the Deposit Agreement, to seek enforcement of its rights through the Depositary or its nominee registered as representative of the holders of the Securities in a direct suit, action or proceeding against the Company, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Deposit Agreement.

(xv) Description of the Securities and the Transaction Documents. The description of the Transaction Documents and the rights, preferences and privileges of the share capital of the Company, including the Securities and the Ordinary Shares underlying the Securities, contained in the Registration Statement, Prospectus and Time of Sale Prospectus, are accurate in all material respects.

(xvi) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by the Transaction Documents or for the due execution, delivery or performance of the Transaction Documents by the Company, except (A) such as have been already obtained or will be made on or prior to the Closing Time and (B) as may be required under the securities or blue sky laws of the various states in which the Securities will be offered or sold.

(xvii) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in violation of its constitution, charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which or any of them may be bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of the Transaction Documents and any other agreement or instrument entered into or issued or to be entered into or issued by the Company in connection with the transactions contemplated hereby or thereby or in the Registration Statement, Prospectus and Time of Sale Prospectus and the consummation of the transactions contemplated herein and in the Registration Statement, Prospectus and Time of Sale Prospectus (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, the Agreements and Instruments except for such conflicts, breaches or defaults or Repayment Events or liens, charges or encumbrances that, singly or in the aggregate, would not result in a Material Adverse Effect, nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any of its Subsidiaries or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(xviii) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries which might result in a Material Adverse Effect, or which might materially and adversely affect the consummation of the transactions contemplated by the Transaction Documents or the performance by the Company of its obligations thereunder. The aggregate of all pending legal or governmental proceedings to which the Company or any of its Subsidiaries is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xix) Absence of Labor Dispute. Neither the Company nor any Subsidiary is engaged in any unfair labor practice; except for matters which would not, individually or in the aggregate, have a Material Adverse Effect, (A) there is (1) no unfair labor practice complaint pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary before any competent governmental agency, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or threatened, (2) no strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary and (3) no union representation dispute currently existing concerning the employees of the Company or any Subsidiary, and (B) to the Company’s knowledge, (1) no union organizing activities are currently taking place concerning the employees of the Company or any Subsidiary and (2) there has been no violation of any federal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees, any applicable wage or hour laws or any other applicable law or regulation concerning the employees of the Company or any Subsidiary.

(xx) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xxi) Possession of Intellectual Property. The Company and its Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, trademarks (both registered and unregistered), tradenames, copyrights, trade secrets and other proprietary information described in the Registration Statement, the Prospectus and the Time of Sale Prospectus as being owned or licensed by them or which are necessary for the conduct of their respective businesses, except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect (collectively, the “Intellectual Property”); (A) there are no third parties who have or, to the Company’s knowledge, will be able to establish rights to any Intellectual Property, except for the ownership rights or the owners of the Intellectual Property which is licensed to the Company; (B) there is no infringement by third parties of any Intellectual Property; (C) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (D) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (E) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; and (F) there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property.

The patents and patent applications of the Company and the Subsidiaries (collectively, the “Patents”) include all issued patents and pending patent applications owned by the Company and Beijing Yuande Bio Medical Engineering Co., Ltd (“YDME”). The Company has heretofore duly and validly assigned to YDME all of the Company’s right, title and interest in and to any patent or patent application, and YDME is the exclusive owner of all right, title and interest in and to each of the

Patents. YDME has a valid right to use each of the Patents as currently used or as currently contemplated to be used by the Company or YDME, in each case, as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus. All such Patents have been properly prepared as to form and have been assigned solely to YDME, which assignments are either recorded in and proclaimed by the State Intellectual Property Office of the People’s Republic of China (“PRC”) and/or other relevant PRC intellectual property administrative authority (collectively, the “PRC Intellectual Property Authority”) or other foreign patent office, as applicable, or have been submitted for recording in the PRC Intellectual Property Authority or other foreign patent office, as applicable; and each such pending Patent is being diligently prosecuted by the Company or YDME. To the extent that a Patent was acquired by the Company or YDME pursuant to an assignment, such assignment is valid, binding and enforceable, and all PRC governmental approvals in respect of such assignment have been validly obtained and are in full force and effect; the Patents have been duly maintained and are in full force and in effect; none of the Patents has been adjudged invalid or unenforceable in whole or in part; no actions or claims have been asserted or, to the best knowledge of the Company, are pending or threatened against the Company or any Subsidiary (A) based upon or challenging or seeking to deny or restrict the use by the Company or any Subsidiary of any of the Patents, or (B) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any Subsidiary infringe, misappropriate or violate any intellectual property right of any third party, or (C) alleging that an assignment to the Company or YDME of any Patent right is invalid; the operation of the Company’s business and the use of the technologies covered by the Patents do not infringe, misappropriate or violate any intellectual property right of any third party; and no Patent is subject to any outstanding decree, order, injunction, judgment, proceeding or ruling restricting the use of such Patent or that would impair the validity or enforceability of such Patent; there is no existing PRC patent that would invalidate (a) the claims of any issued Patent or (b) any pending Patent if claims of such pending Patent were issued in substantially the same form as currently written; to the best knowledge of the Company, no person or entity is engaging in any activity that infringes, misappropriates or violates the Patents; no security interests or other liens have been created with respect to any of the Patents.

(xxii) Title to Certain Technologies. YDME has good and marketable title to its high intensity focused ultrasound therapy system (the “HIFU Therapy System”), and luminescence immunoassay in-vitro diagnostics system using enhanced chemiluminescence technology (the “ECLIA Technology”) described in the Registration Statement, the Prospectus and the Time of Sale Prospectus as being owned by YDME, free and clear of all liens, claims, security interests or other encumbrances.

(xxiii) Possession of Licenses and Permits. The Company and its Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xxiv) Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by the Company and its Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Registration Statement, the Prospectus and the Time of Sale Prospectus or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, are in full force and effect, and neither the Company nor any of its Subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of its Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any subsidiary thereof to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxv) Accounting Controls and Disclosure Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company and its Subsidiaries employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxvi) Critical Accounting Policies. Each of the sections entitled “Operating and Financial Review and Prospects” contained or incorporated by reference in the Time of Sale Prospectus accurately and fully describes (A) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments; (B) judgments and uncertainties affecting the application of critical accounting policies; and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

The Company’s directors and management have reviewed and agreed with the selection, application and disclosure of the Company’s critical accounting policies as described in the Registration Statement, the Prospectus and the Time of Sale Prospectus and have consulted with the Company’s legal advisers and independent accountants with regard to such disclosure.

(xxvii) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications, and with the corporate governance rules of NASDAQ with which foreign private issuers listing on NASDAQ are required to be in compliance.

(xxviii) Payment of Taxes. All tax returns required to be filed by the Company and each Subsidiary have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided; all local and national PRC governmental tax waivers and other local and national PRC tax relief, concessions and preferential treatments are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental authority. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are, under the laws and regulations of each of the PRC and the Cayman Islands, payable in the PRC and the Cayman Islands by or on behalf of the Underwriters to any PRC or Cayman Islands taxing authority in connection with (i) the sale and delivery of the Securities to or for the account of the Underwriters, (ii) the initial sale and delivery by the Underwriters of the Securities to the purchasers thereof, (iii) the holding or transfer of the Securities outside the Cayman Islands, or (iv) the execution and delivery of the Transaction Documents.

(xxix) Insurance. Each of the Company and its Subsidiaries maintains insurance covering its properties, operations, personnel and businesses as the Company deems adequate and as previously disclosed to the Underwriters; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice in the PRC to protect the Company and its Subsidiaries and their businesses; all such insurance is fully in force on the date hereof and will be fully in force at the Closing Time and at each Additional Closing Time.

(xxx) Environmental Laws. The Company and its Subsidiaries and their respective properties, assets and operations are in compliance with, and hold all permits, authorizations and approvals required under, Environmental Laws (as defined below), except to the extent that failure to so comply or to hold such permits, authorizations or approvals would not, individually or in the aggregate, have a Material Adverse Effect. There are no past, present or, to the Company’s knowledge, reasonably anticipated future events, conditions, circumstances, activities, practices, actions, omissions or plans that could reasonably be expected to give rise to any material costs or liabilities to the Company or any Subsidiary under, or to interfere with or prevent compliance by the Company or any Subsidiary with, Environmental Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary (A) is the subject of any investigation, (B) has received any notice or claim, (C) is a party to or affected by any pending or, to the knowledge of the Company, threatened action, suit or proceeding, (D) is bound by any judgment, decree or order or (E) has entered into any agreement, in each case relating to any alleged violation of any Environmental Law or any actual or alleged release or threatened release or cleanup at any location of any Hazardous Materials (as defined below) (as used herein, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials, and “Hazardous Materials” means any material (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) that is regulated by or may give rise to liability under any Environmental Law).

(xxxi) Termination of Contracts. The Company has not sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to or described in the Registration Statement, the Prospectus and the Time of Sale Prospectus, or filed as an exhibit to the Company’s Annual Report on Form 20-F, and no such termination or non-renewal has been threatened by the Company or, to the Company’s knowledge, any other party to any such contract or agreement.

(xxxii) Required Contracts. There are no contracts or documents that are required to be described in the Company’s Annual Report on Form 20-F or the F-6 Registration Statement or to be filed as an exhibit to the Company’s Annual Report on Form 20-F or the F-6 Registration Statement that have not been so described and filed as required.

(xxxiii) Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the Prospectus and the Time of Sale Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

(xxxiv) Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered by the Company under the 1933 Act.

(xxxv) Related Party Transactions. No relationship, direct or indirect, exists between or among any of the Company or its Subsidiaries or any affiliate of the Company or its Subsidiaries, on the one hand, and any former or current director, officer, shareholder, customer or supplier of any of them (including any member of their immediate family), on the other hand, which is required by the 1933 Act or by the 1933 Regulations to be described in the Time of Sale Prospectus which is not so described or is not described as required in the Time of Sale Prospectus.

(xxxvi) Ownership of Ordinary Shares by Directors. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, none of the members of the Company’s board of directors or management own, directly or indirectly, any shares of capital stock of, or equity interest in, or any rights, warrants or options to acquire, or instruments or securities convertible into or exchangeable for, any Ordinary Shares of, or direct interest in, the Company or YDME.

(xxxvii) Foreign Corrupt Practices Act. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses; (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (C) taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); or (D) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(xxxviii) Payment or Receipt of Illegal Funds. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any law, rule or regulation, which payment, receipt or retention of funds is of a character required to be disclosed in the Time of Sale Prospectus.

(xxxix) Investment Company Act. The Company is not required, and upon the issuance and sale of the offered Securities as herein contemplated and the application of the net proceeds therefrom as described in Registration Statement, the Prospectus and the Time of Sale Prospectus under “Use of Proceeds,” will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

(xl) Passive Foreign Investment Company. The Company believes that it was not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder for its taxable year ending March 31, 2008, and does not expect to be a PFIC in the future.

(xli) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act.

(xlii) Material Trends. The Prospectus fairly and accurately describes (i) all material trends, demands, commitments and events known to the Company, and uncertainties, and the potential effects thereof, that the Company believes would be materially affect its liquidity and are reasonably likely to occur; and (ii) neither the Company nor any Subsidiary is engaged in any transactions with, or have any obligations to, its unconsolidated entities (if any) that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or any Subsidiary, including, without limitation, structured finance entities and special purpose entities, or otherwise engage in, or have any obligations under, any off-balance sheet transactions or arrangements. As used herein, the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not”.

(xliii) No License Requirement. The entering into and performance or enforcement of this Agreement in accordance with its terms will not subject the Underwriters to a requirement to be licensed or otherwise qualified to do business in the Cayman Islands or in the PRC, nor will the Underwriters be deemed to be resident, domiciled, carrying on business through an establishment or place in the Cayman Islands or in the PRC or in breach of any laws or regulations in the Cayman Islands or in the PRC by reason of the entering into, performance or enforcement of this Agreement.

(xliv) Payment of Dividends. Other than as set forth in the Time of Sale Prospectus, no governmental approvals are currently required in the Cayman Islands in order for the Company to pay dividends or other distributions declared by the Company to holders of Ordinary Shares, including the Depositary and holders of ADSs, or for the conversion by the Depositary of any dividends paid in U.S. dollars or the repatriation thereof out of the Cayman Islands and no other withholding or other taxes under the laws and regulations of the Cayman Islands will be imposed in connection with the declaration and payment by the Company of dividends and other distributions in respect of Ordinary Shares.

(xlv) Taxes in Connection with Dividend Payments. Except as disclosed in the Registration Statement, the Prospectus and the Time of Sale Prospectus, under current laws and regulations of the Cayman Islands, all dividends and other distributions declared and payable on the Ordinary Shares underlying the ADSs may be paid by the Company to the holder thereof in U.S. dollars and all such payments made to holders thereof or therein who are non-residents of the Cayman Islands will not be subject to income, withholding or other taxes under current laws and regulations of the Cayman Islands or any taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Cayman Islands or any taxing authority thereof or therein, without the necessity of obtaining any governmental authorization in the Cayman Islands or any taxing authority thereof or therein.

(xlvi) Brokers’ Fees. Except for payments provided in the Transaction Documents, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with the offering and sale of the Securities.

(xlvii) Choice of Law. The choice of the laws of the State of New York as the governing law of the Transaction Documents is a valid choice of law under the laws of the Cayman Islands and the PRC and will be honored by courts in the Cayman Islands and the PRC; the Company has the power to submit, and pursuant to Section 16 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of the courts of the State of New York located in the City and County of New York or the United States District Court of the Southern District of New York (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 16 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized the Authorized Agent (as defined in Section 16 hereof) for service of process in any action arising out of or relating to the Transaction Documents in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 16 hereof.

(xlviii) No Right of Immunity. Neither the Company, or any Subsidiary nor any of their respective properties, assets or revenues has any right of immunity under Cayman Islands, PRC or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, PRC, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with the Transaction Documents; and, to the extent that the Company, or any Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and the Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 16 of this Agreement.

(xlix) Final Judgments. Any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon the Transaction Documents would be recognized and enforced by Cayman Islands courts without re-examining the merits of the case under the common law doctrine of obligation; provided that (A) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard, (B) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the Cayman Islands, (C) such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties, (D) an action between the same parties in the same matter is not pending in any Cayman Islands court at the time the lawsuit is instituted in the foreign court, and (E) the judgment is not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; it is not necessary that this Agreement, the Registration Statement, the Prospectus or any other document be filed or recorded with any court or other authority in the Cayman Islands or the PRC.

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its Subsidiaries delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

SECTION 2. Sale and Delivery to the Underwriters; Closing.

(a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Sellers agree to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Sellers, severally but not jointly, at the price of $48.00 per ADS (the “Initial Shares Purchase Price”) for an aggregate purchase price of $102,857,136, the number of Initial Shares set forth in Schedule A opposite the name of such Underwriter. Subject to the terms and conditions of the ADS Issuance and Repurchase Agreements, the Sellers shall pay to the Company the Payment Amount (as defined therein) under each of the ADS Issuance and Repurchase Agreements. The Sellers may, severally but not jointly, sell the Additional Hedge Shares to the Underwriters from time to time during the Additional Hedge Shares Period, in either case up to the number of Additional Hedge Shares set forth in Schedule A opposite the name of such Underwriter.

(b) Payment. Payment of the Initial Shares Purchase Price for, and delivery of certificates for, the Securities shall be made at the office of Shearman & Sterling LLP, 12/F, Gloucester Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, China, or at such other place as shall be agreed upon by the Sellers and the Underwriters, at 9:00 A.M. (Eastern time) on the third business day after the date hereof, or such other time not later than ten business days after such date as shall be agreed upon by the Sellers and the Underwriters (such time and date of payment and delivery being herein called “Closing Time”).

Payment shall be made to the Sellers by wire transfer of immediately available funds to a bank account designated by the Sellers, against delivery to the Underwriters of certificates for the Securities to be purchased by the Underwriters.

Payment for any Additional Hedge Shares sold to the Underwriters will be made as agreed between the Sellers and the Underwriters.

(c) Denominations; Registration. Certificates for the Securities shall be in such denominations and registered in such names as the Underwriters may request in writing at least one full business day before the Closing Time. The certificates representing the Securities shall be made available for examination and packaging by the Underwriters in The City of New York not later than 10:00 A.M. on the last business day prior to the Closing Time.

SECTION 3. Covenants of the Company. The Company covenants with each of the Underwriters and Sellers as follows:

(a) To furnish to the Underwriters such number of copies of the Registration Statement (including exhibits thereto) as the Underwriters may reasonably request and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to the Underwriters in New York City prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and, so long as a prospectus relating to the Securities is required to be delivered under the 1933 Act, during the period mentioned in Section 3(e) or 3(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to the Underwriters a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Underwriters reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the 1933 Act any prospectus required to be filed pursuant to such Rule.

(c) To furnish to the Underwriters a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Underwriters reasonably object.

(d) Not to take any action that would result in the Underwriters or the Company being required to file with the Commission pursuant to Rule 433(d) under the 1933 Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters otherwise would not have been required to file thereunder.

(e) If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f) If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the 1933 Act) is required by law to be delivered in connection with sales by an underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the 1933 Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Company) to which Securities may have been sold by the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the 1933 Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(g) During the period when a Prospectus relating to the Securities is required to be delivered, the Company will advise the Underwriters of (i) the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, (ii) the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (iii) the initiation or threatening of any proceeding for any such purpose, or (iv) any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order.

(h) Notwithstanding anything to the contrary, the Company shall be obligated to make the Registration Statement available for the sale of the Securities during the Additional Hedge Shares Period and to amend or supplement the Registration Statement and the Prospectus during such period.

(i) The Company will make generally available to its security holders as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

(j) The Company will use its best efforts, in cooperation with the Underwriters, to qualify the offered Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Underwriters may designate and to maintain such qualifications in effect as long as required for the sale of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(k) The Company will cooperate with the Underwriters and use its best efforts to permit the offered Securities to be eligible for clearance and settlement through the facilities of DTC.

(l) During the period when a Prospectus relating to the Securities is required to be delivered, the Company will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations.

(m) The Company will not, and will cause the Subsidiaries not to, use, lend, contribute or otherwise make available the proceeds from the sale of any Securities, directly or indirectly, for any purpose or activity that would violate or cause the Underwriters or any purchaser of the Securities, by virtue of their purchasing or holding any Securities, to be in violation of the Trading With the Enemy Act, as amended, the International Emergency Economic Powers Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, or in connection with business, operations or contracts with the governments or with any person or entity of the Balkans, Burma (Myanmar), Cuba, Iraq, Iran, Libya, Liberia, North Korea, Sudan, Zimbabwe or any person or entity that is subject to sanctions under any program administered by the Office of Foreign Assets Control of the United States Treasury Department.

(n) The Company hereby agrees to maintain a registrar for the Ordinary Shares.

(o) The Company hereby agrees to file with The Financial Industry Regulatory Authority (“FINRA”), NASDAQ, the Commission and any other governmental or regulatory agency, authority or instrumentality in the Cayman Islands, the United States and the PRC, as may be required, such reports, documents, agreements and other information which the Company may from time to time be required to file, including those relating to the implementation and payment of dividends or other distributions on the ADSs.

(p) The Company hereby agrees, within five years of the Closing Time, not to become an “investment company” as defined in the 1940 Act.

(q) The Company hereby agrees, until such time as the Underwriters shall notify the Company, not to (and to use its best efforts to cause its affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company.

(r) The Company hereby agrees (i) not to attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands; (ii) following the consummation of the offering of the Securities, to use its best efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all dividends declared by the Company and payable on the Ordinary Shares; and (iii) to use its best efforts to obtain and maintain all approvals required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of dividends and all other relevant purposes.

(s) The Company hereby agrees to comply with the terms of the Deposit Agreement, including without limitation, the covenants set forth in the Deposit Agreement.

(t) The Company hereby agrees to indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation and issuance of the Securities and on the execution and delivery of the Transaction Documents.

(u) The Company hereby agrees to comply with the Sarbanes-Oxley Act, and to use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply with the Sarbanes-Oxley Act.

(v) Opinions, Officer’s Certificates and Comfort Letters. Until the earlier of (i) August 27, 2008 and (ii) such time as all of the Securities have been sold as contemplated by this Agreement, upon (i) the date of the furnishing by the Company with the Commission of a Form 6-K report that is specifically incorporated by reference in the Registration Statement (excluding any Form 6-K furnished to the Commission solely for the purpose of furnishing (x) this Agreement, the ADS Issuance and Repurchase Agreements and the related collateral supplements, the Notes Underwriting Agreement, the Indenture or any other documents that are necessary or contemplated by the offering of the Securities and the Notes or (y)_any press releases relating to the offering of the Securities and the Notes), (ii) the date that is five business days after the Closing Time and (iii) the request of the Underwriters with reasonable advance notice (provided that only one such request can be made by the Underwriters, acting together) (each an “Additional Closing Time”), the Company shall deliver, or cause to be delivered, to the Underwriters and the Sellers:

(i) A negative assurance letter dated such date from Simpson Thacher & Bartlett LLP, counsel for the Company, addressed to the Sellers and the Underwriters confirming as of such date the statements contained in the negative assurance letter of Simpson Thacher & Bartlett LLP in form and substance reasonably satisfactory to the Underwriters and the Sellers. (The negative assurance letter of Simpson Thacher & Bartlett LLP shall be rendered to each Underwriter and each Seller at the request of the Company and shall so state therein.)

(ii) A negative assurance letter dated such date from Shearman & Sterling LLP and addressed to the Underwriters and the Sellers confirming as of such date the statements contained in the negative assurance letter of Shearman & Sterling LLP in the form and substance satisfactory to the Underwriters.

(iii) Letters dated such date, in form and substance satisfactory to the Underwriters, from KPMG, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Time of Sale Prospectus and the Prospectus; provided that the letters delivered in accordance with the conditions set forth in the first paragraph of this Section 3(v) shall use a “cut-off date” not earlier than one business day before such date of delivery; provided that in connection with a Form 6-K report that is furnished and specifically incorporated by reference therein, any such letter from KPMG will only need to be delivered upon request by the Underwriters.

(iv) An officer’s certificate from the chief executive officer or the chief financial officer of the Company, dated such date, confirming that the conditions set forth in Section 5(d) have been satisfied with respect to such Additional Closing Date (if any) occurring since the date of this Agreement or since the date of the most recent officer’s certificate delivered pursuant to this Section 3(v), if later.

(w) Due diligence. To afford the Underwriters and the Sellers on reasonable notice, a reasonable opportunity to conduct a due diligence investigation during the Additional Hedge Share Period with respect to the Company customary in scope for transactions pursuant to which any Underwriter acts as an underwriter of equity securities (including, without limitation, the availability of the chief financial officer and general counsel to respond to questions regarding the business and financial condition of the Company and the right to have made available to them for inspection such records and other information as they may reasonably request).

SECTION 4. Expenses.

(a) Termination of Agreement. If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Sellers and the Underwriters for all of their accountable out-of-pocket expenses reasonably incurred by then in connection with the offering of the Securities, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of the Sellers’ and Underwriters’ Obligations. The obligations of the Sellers and the Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any of its Subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Opinion of Counsel for Company. At Closing Time, the Underwriters shall have received the favorable opinions and negative assurance letter dated as of Closing Time, of (i) Simpson Thacher & Bartlett LLP, counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, to the effect set forth in Exhibit A-1 hereto; and (ii) Walkers, Cayman Islands counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, to the effect set forth in Exhibit A-2 hereto and to such further effect as counsel to the Underwriters may reasonably request.

(b) Opinion of Counsel for the Underwriters. At Closing Time, the Underwriters shall have received the favorable opinion, dated as of Closing Time, of (i) Shearman & Sterling LLP, counsel for the Underwriters, covering such matters as the Underwriters may require and in form satisfactory to the Underwriters, and (ii) Global Law Office, special counsel for the Underwriters, covering such matters as the Underwriters may require in form satisfactory to the Underwriters. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Underwriters. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its Subsidiaries and certificates of public officials.

(c) Opinion of Counsel for the Depositary. At Closing Time, the Underwriters shall have received the favorable opinion of Thacher Proffitt & Wood LLP, United States counsel for the Depositary, covering such matters as the Underwriters may require in form satisfactory to the Underwriters.

(d) Officer’s Certificate. At Closing Time, there shall not have been, since the date hereof or since the date as of which information is given in the Time of Sale Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Underwriters shall have received a certificate of the chief executive officer of the Company or of the chief financial officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, and (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time.

(e) Accountants’ Comfort Letter. At the time of the execution of this Agreement, the Underwriters shall have received from KPMG a letter dated such date, in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” with respect to the financial statements and certain financial information contained in the Time of Sale Prospectus.

(f) Bring-down Comfort Letter. At Closing Time, the Underwriters shall have received from KPMG a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

(g) ADS Issuance and Repurchase Agreements. The ADS Issuance and Repurchase Agreements shall not have been terminated and shall remain in full force and effect; and delivery of the Purchased ADSs (as defined therein) to be delivered on the Issuance Date (as defined therein) shall have been made or concurrently be made pursuant to the ADS Issuance and Repurchase Agreements.

(h) Notes Underwriting Agreement. The Notes Underwriting Agreement shall not have been terminated and shall remain in full force and effect; and payment for the delivery of the Securities shall have been made or concurrently be made pursuant to the Notes Underwriting Agreement.

(i) Additional Documents. At Closing Time, counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters. The Underwriters may in their sole discretion waive compliance with any conditions to the obligations of the Underwriters and the Sellers hereunder.

(j) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Underwriters by notice to the Company at any time at or prior to Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of the Underwriters and Affiliates. The Company agrees to indemnify and hold harmless the Underwriters and the Underwriters’ affiliates, selling agents and each person, if any, who controls the Underwriters within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Prospectus, or Time of Sale Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Underwriters), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters or the Sellers expressly for use in the Registration Statement, Prospectus, or Time of Sale Prospectus (or any amendment or supplement thereto).

(b) Indemnification of Company. The Underwriters and the Sellers agree to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to any such loss, liability, claim, damage and expense that arise out of, or are based upon, any untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, Prospectus, or Time of Sale Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriters or the Sellers expressly for use therein.

(c) Actions against Parties; Notification. Each indemnified party shall give notice in writing as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Underwriters, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount received by the Underwriters, bear to the aggregate initial offering price of the Securities.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section, the Underwriters shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased and sold by it hereunder exceeds the amount of any damages which the Underwriters have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls the Underwriters within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and the Underwriters’ affiliates and selling agents shall have the same rights to contribution as the Underwriters, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its Subsidiaries submitted pursuant hereto shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Underwriters or affiliates or selling agents of the Underwriters, any person controlling any Underwriters, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9. Underwriter and Seller Information. The Company and the Underwriters severally acknowledge that, for all purposes (including Sections 1(a)(i) and 6), the sixth, seventh, and fifteenth paragraphs of text under the caption “Underwriting” in the preliminary prospectus and the Prospectus constitute the information furnished in writing by or behalf of any Underwriter or Seller expressly for use in the Time of Sale Prospectus or the Prospectus.

SECTION 10. Termination of Agreement.

(a) Termination; General. The Underwriters may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Registration Statement, the Prospectus and the Time of Sale Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Underwriters, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or NASDAQ, or if trading generally on the American Stock Exchange or the New York Stock Exchange or NASDAQ has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010-3629, attention of George Lin, and Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, attention of Sam Thong, and notices to the Company shall be directed to it at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, China, attention of the Chief Financial Officer.

SECTION 12. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction among the Company, the Underwriters and the Sellers, (b) in connection with the offering contemplated hereby and the process leading to such transaction the Underwriters and the Sellers are and have been acting solely as principals and are not the agents or fiduciaries of the Company, or its shareholders, creditors, employees or any other party, (c) the Underwriters and the Sellers have not assumed or will not assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriters and the Sellers have advised or are currently advising the Company on other matters) and the Underwriters and the Sellers have no obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters, the Sellers and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of each of the Company, and (e) the Underwriters and the Sellers have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 13. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company, the Sellers and the Underwriters with respect to the subject matter hereof.

SECTION 14. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Sellers and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Sellers and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Sellers and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from the Underwriters shall be deemed to be a successor by reason merely of such purchase.

SECTION 15. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 16. Submission to Jurisdiction. Except as set forth below, no claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement (a “Claim”) may be commenced, prosecuted or continued in any court other than U.S. federal and state courts in the Borough of Manhattan in The City of New York, which shall have jurisdiction over the adjudication of such matters, and the Company consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against the Underwriters or any indemnified party. Each of the Underwriters and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon it and may be enforced in any other courts to the jurisdiction of which it is or may be subject, by suit upon such judgment. The Company hereby appoints CT Corporation System (the “Authorized Agent”) at 111 Eighth Avenue, New York, New York 10011, as its authorized agent in the Borough of Manhattan in The City of New York upon which any and all process may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

SECTION 17. Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify the Underwriters against any loss incurred by the Underwriters as a result of any variation as between (a) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (b) the rate of exchange at which the Underwriters are able to purchase United States dollars with the amount of the judgment currency actually received by the Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

SECTION 18. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 20. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters, the Sellers and the Company in accordance with its terms.

Very truly yours,

CHINA MEDICAL TECHNOLOGIES, INC.

By:
Name:
Title:

[Signature Page to ADS Underwriting Agreement]

CONFIRMED AND ACCEPTED, as of the date first above written:

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first above written:

CREDIT SUISSE SECURITIES (USA) LLC

By:
Name:
Title:

[Signature Page to ADS Underwriting Agreement]

CONFIRMED AND ACCEPTED, as of the date first above written:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first above written:

MORGAN STANLEY & CO. INCORPORATED

By:
Name:
Title:

[Signature Page to ADS Underwriting Agreement]

SCHEDULE A

UNDERWRITERS

Underwriters	Number of Initial Shares	Up to the Number of Additional Hedge Shares
Credit Suisse Securities (USA) LLC	1,062,926	1,278,571
Morgan Stanley & Co. Incorporated	1,079,931	1,278,572
Total	2,142,857	2,557,143

Sch A-1

SCHEDULE B

FREE WRITING PROSPECTUSES

Filed Pursuant to Rule 433

Registration Statement No. 333-152937

China Medical Technologies, Inc.

Concurrent Offerings of

$240,000,000

Aggregate Principal Amount of

4.00% Convertible Senior Notes due 2013

(the “Notes Offering”)

and

Up to 4,700,000 American Depositary Shares Issued Pursuant to

ADS Issuance and Repurchase Agreements

(the “Purchased ADS Offering”)

This pricing term sheet relates only to the Notes Offering and the Purchased ADS Offering and should be read together with (1) the preliminary prospectus supplement dated August 11, 2008 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated August 11, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated August 11, 2008 relating to the ADS Offering (the “Purchased ADS Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Purchased ADS Preliminary Prospectus Supplement, before making a decision to invest in the 4.00% convertible senior notes and/or ADSs, as applicable. The information in this pricing term sheet supersedes the information in the applicable preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

All references to “$” herein are to United States dollars.

Issuer

Issuer:	China Medical Technologies, Inc., an exempted company incorporated under the law of the Cayman Islands with limited liability

Ticker/Exchange:	CMED / Nasdaq Global Select Market

Closing sale price per ADS on the pricing date:	$49.66

Typographical Errors in Notes Preliminary Prospectus Supplement and Base Prospectus

Page S-7 of the Notes Preliminary Prospectus Supplement and Page 10 of the Base Prospectus contain typographical errors. In each instance, the US dollar convenience translations of the line items “earnings per share-basic” and “earnings per share-diluted” for the year ended March 31, 2008 were erroneous. The corresponding earnings per share numbers in RMB were correct.

Sch B-1

The “earnings per share-basic” for the year ended March 31, 2008 is US$0.18 (as opposed to the previously stated US$1.80), and the “earnings per share-diluted” for the year ended March 31, 2008 is US$0.17 (as opposed to the previously stated US$1.70).

The Notes Offering

Securities offered:	4.00% Convertible Senior Notes due 2013 (the “notes”)

Aggregate principal amount:	$240.0 million

Underwriters’ over-allotment option:	Up to $36.0 million

Maturity date:	August 15, 2013, unless earlier repurchased upon a fundamental change or converted

Annual interest rate:	4.00%, accruing from the settlement date

Interest payment dates:	February 15 and August 15 of each year, beginning on February 15, 2009

Initial offering price of Purchased ADSs:	$48.00 per ADS

Conversion premium over the initial offering price of the Purchased ADSs:	22.5%

Conversion price:	Approximately $58.80 per ADS

Conversion rate (subject to adjustment):	17.0068 ADSs per $1,000 principal amount of notes

Increase to conversion rate upon change of control (subject to adjustment):	If and only to the extent a holder converts its notes in connection with a change of control (as defined in the Notes Preliminary Prospectus Supplement under “Description of the Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”) pursuant to which 10% or more of the consideration for the Issuer’s ordinary shares (other than cash payments for fractional ordinary shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table

Sch B-2

	Effective Date
ADS Price	August 15, 2008	August 15, 2009	August 15, 2010	August 15, 2011	August 15, 2012	August 15, 2013
$48.00	3.8265	3.8265	3.8265	3.8265	3.8265	3.8265
$50.00	3.8265	3.8265	3.8265	3.8265	3.4523	2.9932
$55.00	3.8265	3.6024	3.3261	2.9930	2.4758	1.1750
$60.00	3.3120	3.0443	2.7487	2.3789	1.8002	0.0000
$70.00	2.5208	2.2607	1.9631	1.5834	1.0106	0.0000
$80.00	1.9917	1.7521	1.4754	1.1256	0.6295	0.0000
$90.00	1.6193	1.4039	1.1556	0.8473	0.4378	0.0000
$100.00	1.3463	1.1548	0.9355	0.6688	0.3343	0.0000
$125.00	0.9094	0.7682	0.6103	0.4270	0.2164	0.0000
$150.00	0.6553	0.5503	0.4355	0.3062	0.1609	0.0000
$200.00	0.3778	0.3164	0.2516	0.1806	0.0989	0.0000
$250.00	0.2325	0.1942	0.1550	0.1125	0.0626	0.0000
$300.00	0.1463	0.1214	0.0965	0.0700	0.0390	0.0000
$350.00	0.0918	0.0752	0.0590	0.0422	0.0230	0.0000
$400.00	0.0564	0.0452	0.0346	0.0239	0.0123	0.0000
$500.00	0.0183	0.0133	0.0089	0.0050	0.0016	0.0000

If the ADS price exceeds $500.00 per ADS or is less than $48.00 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event will the total number of ADSs issuable upon conversion exceed 20.8333 per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate

Issue price:	100%

Net proceeds (estimated):	The net proceeds from this offering of notes, after deducting the underwriting discounts and commissions, will be approximately $232.8 million (or approximately $267.7 million if the underwriters exercise their over-allotment option in full). All offering expenses will be paid by the underwriters

Underwriting discounts and commissions per note:	3.00%

Aggregate underwriting discounts and commissions:	$7,200,000 ($8,280,000 if the underwriters exercise their over-allotment option in full)

Notes CUSIP:	169483 AC8

Notes ISIN:	US169483 AC88

Clearing:	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A./N.V.

Pricing date:	August 12, 2008

Settlement date:	August 15, 2008, which will be the second business day following the trade date of the notes, which is August 13, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated

Sch B-3

The Purchased ADS Offering

Securities offered:	Up to 4,700,000 ADSs issued to ADS Purchasers pursuant the ADS issuance and repurchase agreements (the “Purchased ADSs”)

Number of Purchased ADS offered by the ADS Purchasers at the initial offering price:	2,142,857 Purchased ADSs

Initial offering price:	$48.00 per ADS

Net proceeds:	The ADS Purchasers, which are affiliates of the underwriters of the Purchased ADS Offering, will receive all of the proceeds from the sale of the Purchased ADSs in the Purchased ADS Offering

Underwriting discounts and commissions per Purchased ADS:	$0

Pricing date:	August 12, 2008

Settlement date:	August 15, 2008, which will be the second business day following the trade date of the Purchased ADSs, which is August 13, 2008. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Underwriters:	Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated

The Issuer has filed a registration statement (including the Base Prospectuses) with the SEC for the Notes Offering and the Purchased ADS Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement and/or Purchased ADS Preliminary Prospectus Supplement and the Base Prospectus and the other documents incorporated by reference the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Purchased ADS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable preliminary prospectus supplement and the Base Prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com or contacting 180 Varick Street, New York, New York 10014, Attention: Prospectus Department.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Sch B-4

SCHEDULE C

SUBSIDIARIES

•	Beijing Yuande Bio-Medical Engineering Co., Ltd., incorporated in the PRC

•	Beijing Bio-Ekon Biotechnology Co., Ltd., incorporated in the PRC

•	Beijing GP Medical Technologies Co., Ltd., incorporated in the PRC

•	CMED Technologies Ltd., incorporated in the British Virgin Islands

•	CMED Diagnostics Ltd., incorporated in the British Virgin Islands

•	CMED ECLIA Diagnostics Ltd., incorporated in the British Virgin Islands

•	CMED HIFU Development Corporation, incorporated in the state of Washington, USA

•	CMED (HK) Limited, incorporated in Hong Kong

•	Wuhan Bio-Ekon Biomedical Engineering Co., Ltd., incorporated in the PRC*

•	Beijing Bio-Ekon Medical Technology Co., Ltd., incorporated in the PRC*

*	Dormant Subsidiaries

Sch C-1